Reg. S-K

Item 601

Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Year Ended December 31,
	2009		2008		2007		2006		2005
Net earnings attributable to Berkshire Hathaway	$8,055		$4,994		$13,213		$11,015		$8,528
Income tax expense	3,538		1,978		6,594		5,505		4,159
Earnings attributable to noncontrolling interests	386		602		354		258		104
Earnings from equity method investments	(427)		—		—		—		(523)
Dividends from equity method investees	132		—		—		—		—
Fixed charges*	2,279		2,276		2,202		1,979		867

Earnings available for fixed charges	$13,963		$9,850		$22,363		$18,757		$13,135

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$1,992		$1,963		$1,910		$1,724		$723
Rentals representing interest and other	287		313		292		255		144

	$2,279		$2,276		$2,202		$1,979		$867

Ratio of earnings to fixed charges*	6.13	x	4.33	x	10.16	x	9.48	x	15.15	x